Mail Stop 4628

                                                             May 30, 2018

James Daniel Westcott
President and Chief Financial Officer
Legacy Reserves Inc.
303 W. Wall St., Suite 1800
Midland, Texas 79701

       Re:     Legacy Reserves Inc.
               Amendment No. 1 to Registration Statement on Form S-4 Filed May 14, 2018
               File No. 333-224182

Dear Mr. Westcott:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2018 letter.

Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

1. We note that your pro forma adjustment to current liabilities due to the acceleration of vesting dates related to the change of control was revised from $27.4 million to $15.1 million. Tell us the reason for the decrease in the adjustment amount and explain the difference between the adjustment amount and the amounts disclosed on page F-68.

2. You disclose that you determined the amount of your long term incentive plan liabilities using the average closing price of the units over the first five business days preceding the announcement of the Corporate Reorganization. Revise your pro forma disclosures to use the most recent unit price at the time of filing. Please disclose the date at which the unit price was determined. You may also consider disclosing a
 James Daniel Westcott
Legacy Reserves Inc.
May 30, 2018
Page 2

       sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent unit price.
3. We note you intend to fund the long term incentive plan liabilities with borrowings.
       Revise your disclosures to include pro forma adjustments for the increase to your borrowings and related interest expense.

Quantification of Potential Payments to Named Executive Officers in Connection with the
Corporate Reorganization, page 67

4. Please revise your disclosure to calculate the price per share using the average closing market price of Legacy Reserves LP's securities over the first five business days following the first public announcement of the transaction. You presently disclose that you calculated the price share price using the average over the five business days
       "preceding" the first public announcement. See Item 402(t) and Instruction 1 to the
       Instructions to Item 402(t)(2) of Regulation S-K.

Comparison of the Rights of Stockholders and Unitholders, page 77

5. We note your response to prior comment 12. Notwithstanding your analysis and discussion, we continue to believe that certain new provisions of New Legacy's amended and restated certificate and bylaws should be presented as separate proposals to allow for shareholders to vote on each matter separately. In this regard, various new provisions of New Legacy's amended and restated certificate and bylaws, including the classified board of directors, exclusive forum and the super majority voting provisions appear to substantively affect shareholder rights and differ from the terms of the Partnership Agreement. Please revise to unbundle these matters as separate proposals pursuant to Rule 14a-4(a)(3). For guidance, please refer to
       Question 101.02 of the Compliance and Disclosure Interpretations
(Regarding
       Unbundling under Rule 14a- 4(a)(3) Generally), available on our website.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Partnership, page 113

Capital Resources and Liquidity, page 124

Cash Flow from Investing Activities, page 126

6.     The amount of remaining borrowing capacity under the Revolving Credit
Agreement
       of $69.2 million as of April 30, 2018 disclosed here does not agree to the $56.2 million available, as disclosed on page 129. Please reconcile the amounts and revise your disclosure, as applicable.
 James Daniel Westcott
Legacy Reserves Inc.
May 30, 2018
Page 3

       You may contact Diane Fritz at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202)
551-3699 with questions about engineering comments. Please contact Kevin Dougherty at
(202) 551-3271 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                         Sincerely,

                                                         /s/ Loan Lauren P.
Nguyen for

                                                         John Reynolds
                                                         Assistant Director
                                                         Office of Natural
Resources